SEA BREEZE POWER CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated In Canadian Dollars)

(Unaudited)

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	June 30,	December 31, 2004
	2005
ASSETS
Current
Cash and cash equivalents	$449,716	$1,072,538
Restricted cash (Note 3)	42,702	42,702
Marketable securities (Quoted market value $10,000; 2004 - $66,250)	2,560	42,560
Goods and Services Tax recoverable	54,836	68,735
Related party receivable (Note 12)	11,294	13,558
Prepaid expenses	101,688	35,025

	662,796	1,275,117
Projects Under Development (Note 4 and 13)	9,340,789	8,141,241
Project Related Security Deposits	55,425	49,925
Due from Co-venture Partner (Note 11)	254,205	146,216
Investment (Note 12)	10,000	10,000
Capital Assets (Note 5)	97,461	94,923
	$10,420,676	$9,717,422

LIABILITIES
Current
Accounts payable and accrued liabilities	$265,372	$223,150
Payable to related party (Note 7(a))	229,412	190,128
Loan payable (Note 8)	176,049	108,990

	670,834	522,267
Long Term Debt (Note 6 and 13)	1,718,304	854,525
	2,389,138	1,376,792

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS (Continued)
(Stated in Canadian Dollars)

		June 30,	December 31, 2004
		2005
SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized Shares as of June 30, 2005:
200,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued and outstanding:
Common shares
61,073,404 common shares (of which 100,000
shares are held in escrow) at June 30, 2005,
and 59,921,088 common shares (of which
100,000 shares are held in escrow) at
December 31, 2004		14,010,837	13,286,091
Deficit		(11,944,047)	(10,239,476)
Equity Portion Of Long Term Debt (Note 6)		205,478	218,209
Contributed Surplus (Note 9(d))		5,070,243	4,412,908
Special Warrants (Note 10)		451,314	471,519
Commitment To Issue Shares (Note 6(b))		237,713	191,379

		8,031,538	8,340,630

		$10,420,676	$9,717,422

Approved on Behalf of the Board:
“Paul B. Manson”	“Mark E. Hoffman”
Director	Director

See accompanying notes to consolidated financial statements
SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

			THREE MONTHS ENDED						SIX MONTHS ENDED
		JUNE 30					JUNE 30
	2005		2004			2005			2004
Service income		$-		$-	$		- $		9,900
Cost of service income		624		16,247			6,686		17,672

Gain/(Loss) on service income		(624)		(16,247)		(6,686)			(7,772)
Expenses
Accounting and audit	$	43,104	$	23,483		$	98,898	$	54,020
Amortization		7,255		5,934			14,047		11,291
Bank charges and interest		4,234		1,349			8,885		2,400
Consulting		62,472		86,760			141,440		143,795
Filing fees		3,432		5,639			12,345		9,469
Financing fees		—		28,771			—		28,771
Foreign exchange loss		995		18,358			(3,206)		24,942
Interest on long term debt		68,377		61,795			108,052		100,063
Legal fees		40,338		17,228			57,454		35,713
Office and rent		74,532		80,350			154,876		144,891
Public relations and travel		43,209		52,378			85,473		116,478
Shareholder’s Information		8,473		6,474			9,030		6,474
Stock based compensation		358,656		216,913			738,293		429,847
Salaries and benefits		138,828		71,798			266,772		136,102
Transfer agent’s fees		6,273		4,194			9,092		9,487

		860,178		681,424			1,701,451		1,253,744

Loss Before The Following		860,801		697,671			1,708,137		1,261,516
Interest Income		(1,263)		(755)			(3,566)		(1,053)
Net Gain/(Loss) for the Period		(859,538)		(696,917)			(1,704,571)		(1,260,463)
Deficit, Beginning Of Period		11,084,509		8,026,062			10,239,476		7,462,515
Deficit, End Of Period	$	11,944,047	$	8,722,979		$	11,944,047	$	8,722,979
Gain/(Loss) Per Share	$	(0.01)	$	(0.02)		$	(0.03)	$	(0.03)

See accompanying notes to consolidated financial statements
SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2005	2004	2005	2004
Cash Flows From Operating Activities
Gain (Loss) for the year	$(859,538)	$(696,917)	$(1,704,571)	$(1,260,464)
Items not affecting cash:
Amortization	7,255	5,934	14,047	11,291
Accretion of interest on convtble debentures	10,274	10,910	21,099	21,820
Foreign exchange (gain)/loss	(5,462)	—	(5,547)	—
Interest payable in shares	27,863	29,589	56,712	41,578
Interest on loans payable	1,814	—	4,581	—
Interest on development loan	30,241	—	30,241	—
Stock based compensation	358,656	216,913	793,293	429,847
Changes in non-cash operating working capital items:
Accounts receivable	(25,216)	26,517	13,899	33,682
Accounts payable and accrued liabilities	(24,676)	(67,157)	42,222	(65,169)
Loan receivable	(1,294)	(15,700)	(1,294)	(15,700)
Marketable securities	—	—	40,000	—
Receivable from related parties	1,568	(1,605)	3,558	(3,210)
Prepaid expenses	(50,226)	(38,798)	(66,663)	(39,104)
	(528,742)	(530,314)	(813,424)	(845,429)

Cash Flows From Financing Activities
Long-term debt/ Convertible debenture # 2	(29,276)	—	(29,276)	—
Loans Payable	144,148	(153,315)	145,056	(40,860)
Payable to related parties	130,335	(668,569)	117,282	(318,505)
Development loan	893,055	—	893,055	—
Due from co-venturer	38,321	—	(107,989)	—
Common shares issued for cash	239,479	1,182,288	394,107	1,905,765
	1,416,063	360,404	1,412,235	1,546,400

Cash Flows From Investing Activities
Acquisition of capital assets	(7,235)	(13,732)	(16,585)	(25,873)
Project related security deposits	15,625)	(5,700)	(5,500)	(10,700)
Investments	—	(10,000)	—	(10,000)
Projects under development	(849,045)	(419,433)	(1,199,548)	(675,988)
	(840,656)	(448,866)	(1,221,633)	(722,563)

Increase (Decrease) In Cash	46,666	(618,776)	(622,822)	(21,592)

Cash, Beginning Of The Period	445,752	858,662	1,115,240	261,478
Cash, End Of The Period	$492,418	$239,886	$492,418	$239,886

SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2005	2004	2005	2004
Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$449,716	$216,584	$449,716	$216,584
Restricted cash (Note 3)
	42,702	23,302	42,702	23,302

Cash, End Of The Period	$492,418	$239,886	$492,418	$239,886

Supplemental Disclosure For Non-Cash Operating, Financing And Investing Activities (Note 14)

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Sea Breeze Power Corp. (the “Company”) is a public company incorporated under the Company Act (British Columbia), Canada. The Company’s principal business activity is the development of hydro-electric projects, wind power generation projects and transmission projects in British Columbia, Canada.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity and transmission capacity. The amounts shown for projects under development represent costs incurred to date and are not intended to reflect present or future values.

The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company’s business model to obtain revenues from its wind and hydro-electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., Sea Breeze Management Services Inc., Sea Breeze Power Projects Inc., SBJF Holding Corp. and the Company’s proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4) and the Company’s proportionate interest (50%) in the assets, liabilities and expenses of Sea Breeze Pacific Regional Transmission System, Inc. (Note 11) and the Company’s proportionate interest (49.75%) in the assets, liabilities and expenses of Sea Breeze Pacific Juan de Fuca Cable, LP (‘special purpose limited partnership”) (Note 13). All significant inter-company balances and transactions have been eliminated upon consolidation. The Company uses the equity method to account for the investments over which the Company exerts significant influence. The Company uses the proportionate consolidation method of accounting to account for the Company’s interest in jointly controlled entities.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)	Foreign Currency

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

d)	Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

e)	Capital Assets

Capital assets are carried at cost and are being amortized as follows:

Computer and automotive equipment	30% declining balance basis

Office and field equipment	20% declining balance basis

f)	Projects Under Development

Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

Hydro-electric projects currently under development comprise:

Cascade Heritage Power Park Project (“Cascade”)
Slollicum Creek Hydroelectric Development (“Slollicum”)

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Projects Under Development (Continued)

The Company’s major wind farm projects currently under development comprise:

Knob Hill

God’s Pocket

Shushartie Mountain

Hushamu

Windy Ridge

Nimpkish

The Company’s transmission projects currently under development comprise:

Juan de Fuca Cable and West Coast Cable transmission lines

g)	Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method. The section also permitted the use of intrinsic value based method for awards granted to directors and employees. Under this method, compensation costs are recognized in the financial statements for stock options granted to directors and employees only when the market price exceeds the exercise price at the date of grant, but the method requires the disclosure on a pro-forma basis of the impact on operations and earnings per share as if the fair value method of accounting had been adopted. From January 1, 2002 to December 31, 2002, the Company has elected to adopt the intrinsic value based method for employee stock based compensation awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2004 and 2003 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

k)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

l)	Service Revenues

The Company provides wind generation research and consulting services to third parties. Revenues from consulting services are recognized over the contract period, which is the period during which the services were provided and the related expenses were incurred.

m)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

3.	RESTRICTED CASH

The Company has advanced $42,702 (2004 — $42,702) to be held as security on corporate credit card accounts. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

4.	PROJECTS UNDER DEVELOPMENT

a)	The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

	June 30, 2005	Dec. 31, 2004
Hydroelectric projects (Note 4(b))	$5,369,940	$5,197,841
Wind farm projects (Note 4(c))	3,137,952	2,884,107
Transmission projects (Note 4(d))	832,898	59,294

Total projects under development	$9,340,789	$8,141,241

b) The deferred costs relating to hydro electric projects in British Columbia are as follows:

	June 30, 2005	Dec. 31, 2004
Cascade
Land	$125,560	$125,560
Development costs	4,713,427	4,548,700
Interest capitalized	466,537	466,537
	5,305,524	5,140,798

Slollicum
Development costs	60,320	52,947
Interest capitalized	4,096	4,096
	64,416	57,043

	$5,369,940	$5,197,841

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

4. PROJECTS UNDER DEVELOPMENT (Continued)

c)	Deferred costs relating to potential wind farm sites in British Columbia are as follows:

	June 30, 2005	Dec. 31, 2004
Development Costs
Knob Hill	$1,186,386	1,100,313
God’s Pocket	174,603	171,403
Shushartie Mountain	285,558	276,609
Hushamu	311,179	291,717
Windy Ridge	63,042	57,765
New Castle Ridge	149,411	149,411
Other projects under preparation	967,772	836,889

	$3,137,951	$2,884,107

d)	Deferred costs relating to transmission projects in British Columbia are as follows:

	June 30, 2005	Dec. 31, 2004
Development Costs
Juan de Fuca Cable	$815,124	$59,294
West Coast Cable	15,877	—
Other transmission project under preparation	1,897	—
	$832,898	$59,294

5.	CAPITAL ASSETS

	June 30, 2005			Dec. 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$85,321	$32,881	$52,440	$48,287
Automotive equipment	22,018	9,866	12,152	12,868
Office equipment	22,394	7,062	15,332	14,670
Field equipment	27,303	9,766	17,537	19,097
	$157,036	$59,575	$97,461	$94,923

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

6.	LONG TERM DEBT

	June 30,	Dec. 31,
	2005	2004
Convertible debentures	$1,000,000	$1,000,000
Conversions	(58,346)	—
Equity portion of convertible debentures	(205,478)	(218,209)

	736,176	781,791
Interest accretion	89,072	72,734

Debt portion of convertible debenture	814,975	854,525

Transmission project development loan	862,814	—
Accrued interest on development loan	30,241	—

Debt portion of development loan	893,055	—

Total long term debt	$1,708,030	$854,525

a)	On May 7, 2003 the Company issued convertible debentures in the amount of CDN$1,000,000, which are due and payable on May 7, 2008. The debentures are convertible into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40, and $0.44). Each unit consists of one common share and one share purchase warrant. Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner.

During the six months ended June 30, 2005, $58,346 (2004 $Nil) of principal of the debentures and $10,377 (2004 $Nil) of accrued interest has been converted into units of the Company at a conversion price of $0.33 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. The Company issued 176,804 shares upon conversion of principal and 14,527 shares upon conversion of accrued interest and issued 176,804 share purchase warrants. Of the amount of 176,804 share purchase warrants 25,289 have been exercised at $0.33 per share and the balance of 151,515 warrants expire on March 21, 2007.

b)	As of June 30, 2005, accumulated interest payable of $237,713 (2004 $191,379) results in possible 340,493 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders’ equity section of the balance sheet. Of the total debentures, $476,391 was issued to directors, officers, or companies controlled by directors. Of the total interest payable $116,077 (2004 — $89,120) is owed to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

6. LONG TERM DEBT (Continued)

b.) (Continued)

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

7.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a.) Payable to Related Parties

	June 30, 2005		Dec. 31, 2004
Loan payable to directors and companies controlled by directors with interest at 10% per annum, unsecured, due	$		$
on demand		170,527		117,952
Loan payable to directors, non-interest bearing, unsecured, due on demand		—		3,376
Interest on loans payable to directors and companies controlled by directors, unsecured, non-interest bearing, due on demand		58,885		54,226
Unpaid expenses payable to directors, unsecured, without interest, due on demand		—		14,573

		$229,412		$190,127

b)	Consulting Fees

During the period ended June 30, 2005, the Company paid $90,000 (2004 — $108,240) in consulting fees to two companies controlled by directors of the Company. Of the total amount paid, $33,360 has been expensed as a consulting fee and the balance of $56,640 has been capitalized as project development costs. Further, the Company paid or accrued $45,420 (2004 — $38,370) for project engineering services to the Company’s Vice President of Project Development. Included in accounts payable and accrued liabilities is $9,662 (2004 — $7,897) owing to such officer of the Company.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

7. RELATED PARTY TRANSACTIONS (Continued)

c)	Public Relation Fees

The Company paid $36,000 (2004 — $48,000) to a company related to a director for public relations and governmental advisory services. The amount is included in Public Relations & Travel expense.

d)	Wages

The Company paid $31,200 (2004 $Nil) in wages to the Company’s Vice President of Environmental Affairs, which has been capitalized as project related activities.

e)	Interest Payable

As at June 30, 2005, accrued convertible debenture interest payable in shares included $116,077 (2004 — $89,120) owing to directors or companies controlled by directors.

f)	Rent

During the six months ended June 30, 2005, the Company charged and received a company related by a common officer and common director $1,500 (2004 — $3,000) in rent. The amount has been credited to rent expense as recovery of rent costs.

g)	Financial Services

During the period ended June 30, 2005, the Company paid or accrued $36,000 (2004 — $Nil) to a company controlled by an officer of the Company for financial services provided. Of that amount, $9,493 (2004 — $Nil) has been capitalized as project costs and the balance of $26,507 is included in accounting expense.

8.	LOAN PAYABLE

At June 30, 2005, the Company has outstanding loans of $176,049 (2004 — $108,990). Loans in the amount of $97,788 bear interest at 10% per annum, are unsecured and repayable on demand. Included in loans payable is $23,772 (2004 — $12,614) of accrued interest.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY

a)	Issued and Outstanding Common Shares

	Number Of
	Shares	Consideration
Balance, December 31, 2002	19,912,420	$6,863,424
Shares issued for cash:
Exercise of warrants	3,970,885	516,215
Exercise of stock options	722,000	106,860
Stock option valuation of exercised stock options	—	53,292
Conversion of debentures	13,217,845	1,787,620

Balance, December 31, 2003	37,823,150	$9,327,411
Shares issued for cash:
Private Placement	2,046,250	$1,081,755
Exercise of warrants	18,796,956	2,678,189
Exercise of stock options	254,832	101,400
Stock option valuation of exercised stock options	—	97,336

Balance, December 31, 2004	58,921,188	$13,286,091
Shares issued for cash:
Exercise of warrants	1,586,485	$431,060
Exercise of special warrants	150,000	22,500
Exercise of stock options	224,400	96,540
Special warrants valuation of exercised special warrants	—	20,205
Stock option valuation of exercised stock options	—	80,957
Conversion of debentures	191,331	73,484

Balance, June 30, 2005	61,073,404	$14,010,837

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

9. SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

a)	As at June 30, 2005, the Company had the following warrants to purchase common shares of the Company outstanding:

NUMBER OF		AVG. WEIGHTED	EXPIRY
WARRANTS		EXERCISE PRICE	DATE
3,350,000	*1)	$0.15	April 16, 2008

255,625	*2)	$0.98	April 22, 2006

151,515		$0.33	March 21, 2007

3,757,140		$0.21

500,000	*3)	$0.15	April 16, 2008

4,257,140

*1) see (Note 10)
*2) exercisable at US$0.80 (Cdn$0.98)
*3) contingently issuable – see (Note 10)

b)	At June 30, 2005, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange (“TSXV”), the Company may grant incentive stock options up to a total of 20% of the Company’s issued and outstanding common shares of 61,009,205 as of the record day of May 13, 2005. At June 30, 2005, the Company may grant an additional 4,178,779 incentive stock options to purchase common shares of the Company.

During the six months ended June 30, 2005 the Company charged $738,293 in stock based compensation expense to operations as follows:
A stock based compensation expense of $645,379 relates to vested options, which were granted during fiscal year 2004. The remaining stock based compensation expense of $92,914 relates to options granted during the six months ended June 30, 2005.

At February 14, 2005 the Company granted 200,000 options exercisable at $1.00 to an officer of the Company. One third of the stock options vested immediately, one third vest after six months and one third vest after eighteen months from the date of grant. The options expire February 13, 2008. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 2.5 years, and volatility of 256% volatility of 194%.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

The following table summarizes information about fixed stock options outstanding at June 30, 2005:

		OPTIONS OUTSTANDING					OPTIONS EXERCISABLE
WEIGHTED
RANGE			AVERAGE		WEIGHTED			WEIGHTED
OF			REMAINING		AVERAGE			AVERAGE
EXERCISE		NUMBER	CONTRACTUAL		EXERCISE		NUMBER	EXERCISE
PRICES		OUTSTANDING	LIFE		PRICE		EXERCISABLE	PRICE

	$0.15–1.00		8,094,729	1.64 years		$0.57		6,309,069	$0.52

A summary of changes in the Company’s fixed stock option plan for the six months ended June 30, 2005 is as follows:

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2002	1,673,242	$0.15
Granted	2,804,242	0.35
Exercised	(722,000)	0.15

Balance, December 31, 2003	3,755,484	$0.30
Granted	4,741,978	0.75
Exercised	(254,832)	0.39
Cancelled	(123,501)	0.35

Balance December 31, 2004	8,119,129	$0.56
Granted	200,000	1.00
Exercised	(224,400)	0.45

Balance June 30, 2005	8,094,729	0.57

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

c)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

d)	Changes in Contributed Surplus for the six months ended June 30, 2005 and fiscal 2004 are as follows:

	2005	2004
Balance, beginning of year	$4,412,908	$2,888,168
Incentive stock options granted	738,292	1,622,076
Incentive stock options exercised	(80,957)	(97,336)

Balance, end of the period	$5,070,243	$4,412,908

10.	ACQUISITION OF SEA BREEZE ENERGY INC.

On April 16, 2003 the Company acquired 100% of the shares of Sea Breeze Energy Inc. (“SBEI”), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.
As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the SBEI wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 were exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. During the six months ended June 30, 2005, 150,000 special warrants at $0.15 per share have been exercised. Any unexercised warrants expire on April 16, 2008.

Of the remaining special warrants 1,000,000 were exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production.

On September 28, 2004 the Company received an approval certificate from British Columbia Environmental Assessment Office for the wind farm project ‘Knob Hill’ and issued 1,000,000 special warrants accordingly. The warrants were valued at their fair value of $134,700 using the Black-Scholes option pricing model.

The value of the consideration of the remaining 500,000 special warrants and the net profit royalties will be recorded when the amounts are due and payable.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

10.	ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

	June 30,	December 31,	2004
	2005	—

Special warrants issued

2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004 (Note 13)	134,700	—

Consideration paid	471,519	336,819

Special warrants valuation of exercised 150,000 special warrants	(20,205)

Balance, end of period	451,314	336,819

As the acquired company was in the development stage and had not commenced business operations, the acquisition has been accounted for as a purchase of assets and net liabilities of SBEI, with fair value of the consideration given being allocated to fair value of the identifiable assets and liabilities acquired on April 16, 2003. The consideration given in excess of the net liabilities assumed has been allocated to project development costs. The fair value of $471,519 assigned to the special warrants was calculated using a Black-Scholes pricing model with the following assumptions: risk free rate of 5.25%; dividend yield of $Nil, volatility factor of 184% and an average expected life of the warrants of 3 years. The following is a summary of net liabilities acquired at fair values:

	June 30,	December 31,	2004
	2005	—

Current assets	$130,196	$130,196
Capital assets	23,720	23,720
Projects under development	362,303	362,303
Security deposits	26,000	26,000

Total assets acquired	542,219	542,219
Less: Liabilities assumed	$689,499	$689,499

Net liabilities assumed	147,280	147,280
Purchase consideration
2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004	134,700	134,700

Consideration paid in excess of net assets acquired	618,799	618,799

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

11.	JOINT VENTURE

On May 31, 2004, the Company incorporated Sea Breeze Pacific Regional Transmission System, Inc.; a company jointly owned and jointly controlled by the Company (50%) and Boundless Energy LLC, of York Harbour, Maine (50%). The parties signed a joint venture agreement and are committed to jointly pursue specific merchant transmission opportunities. The Company’s proportionate interest in the joint venture is as follows:

Proportionate Share	June 30,	December 31,
of the Joint Ventures	2005	2004
Cash	$4,026	$5,675
Prepaid expenses	18,653	6,207
Restricted cash	19,400	19,400

Current Assets	42,079	31,282
Project under Development and Security Deposits	154,392	87,219
Current liabilities	9,614	16,784
Long term liabilities	—	-
Revenues	—	—
Expenses	22,749	44,499

Net income (loss)	$(22,749)	$(44,499)

Proportionate Share of Cash Flows	June 30,	December 31,
of the Joint Ventures resulting from	2005	2004
Net (loss)	$(22,749)	$(44,499)
Changes of non-cash operating working capital items	(19,630)	10,490
Operating activities	(42,379)	(34,009)

Financing activities – advanced from Sea Breeze	107,989	146,216

Project development	(67,260)	(59,207)
Security deposits	—	(27,925)

Investing activities	(67,260)	(87,132)

Increase (Decrease) In Cash	(1,650)	25,075
Cash, Beginning of Period	25,075	—

Cash, End of Period	23,426	25,075

Cash on hand and balances with banks	4,026	5,675
Restricted cash (Note 3)	19,400	19,400

	23,426	25,075

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

12.	INVESTMENT IN STANDARD HYDROGEN INC.

As of June 30, 2005, the Company has a 33% non-controlling interest of $10,000 in Standard Hydrogen Inc. (“Standard”), a private Ontario corporation, and carries loan balance of $10,000 advanced to Standard on April 28, 2004. The loan carries no interest repayments, no security and no principal repayment terms for a one year period. Standard has agreed to pay 8% simple interest on the loan amount upon repayment of the loan.

13. TRANSMISSION PROJECT DEVELOPMENT LOAN

During the six months ended June 30, 2005, the Company became the holder of a 49.75% interest in a newly formed, special purpose limited partnership, Sea Breeze Pacific Juan de Fuca Cable, LP, to facilitate further development of the Juan de Fuca Transmission Cable Project.

On April 6, 2005, Sea Breeze Pacific Juan de Fuca Cable, LP secured a loan of up to US$8,000,000 from US Power Fund, LP to advance permitting of the project, and to conduct a bid auction for capacity on a potential transmission line to be developed jointly by the Company and its partner.

Proceeds of the loan, which itself is convertible into project equity, may be remitted to the project by US Power Fund, LP in tranches through September 2006, and is subject to certain development milestones being met by the Company and its joint venture partner.

The Company’s proportionate interest in the special purpose limited partnership is as follows:

Proportionate Share	June 30,	Dec. 31,
of the Special Purpose Limited Partnership	2005	2004
Current Assets / Cash	$187,429	$-
Project under Development and Security Deposits	706,431	-
Current liabilities	31,776	-
Long term liabilities	893,055	-
Revenues	—	—
Expenses	30,971	—

Net income (loss)	$(30,971)	$-

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

13. TRANSMISSION PROJECT DEVELOPMENT LOAN (Continued)

Proportionate Share of Cash Flows
of the Special Purpose Limited	June 30,	December 31,
Partnership resulting from	2005	2004
Net (loss)	$(30,971)	$-
Items not effecting cash:
Accrued interest	30,241
Foreign (Gain)/Loss	731
Changes of non-cash operating working capital items	31,776	—
Operating activities	31,776	-

Financing activities	862,814	—

Investing activities/ Project development	(706,431)	-

Increase (Decrease) In Cash	188,159	-
Cash, Beginning of Period	—	—

Cash, End of Period	$188,159	$-

14.	SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2005, the Company had the following non-cash financing and investing activities:

a)	The Company issued 1,199,246 shares at $0.13 per share for debt, pursuant to the exercise of warrants and the conversion of $155,993 loans payable.

b)	Principal of the debentures in the amount of $58,346 (2004 $Nil) and $10,377(2004 $Nil) in accrued interest have been converted into units of the Company at a conversion price of $0.33 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. The Company issued 176,804 shares upon conversion of principal and 14,527 shares upon conversion of accrued interest and issued 176,804 share purchase warrants (Note 6(a)).

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2004	2003
Net loss for the year	$(2,776,962)	$(3,656,004)
Statutory tax rate	36.0%	38.0%

Expected income tax provision	$(1,000,000)	$(1,389,281)
Non-deductible differences	436,000	901,856
Unrecognized tax losses and change in valuation allowance	564,000	487,425

Income tax provision	$—	$—

Future tax assets (liabilities) of the Company are as follows:

	2004	2003
Capital assets	$272,000	$434,050
Operating losses	2,104,000	1,661,362

	2,376,000	2,095,412
Less: Valuation allowance	(2,376,000)	(2,095,412)

Future tax asset (liability) recognized	$—	$—

As at December 31, 2004, the Company has incurred operating income tax losses totalling $5,818,000 which expire from 2005 to 2011 as follows:

2005	$121,000

2006	$118,000

2007	$1,082,000

2008	$650,000

2009	$1,053,000

2010	$1,265,000

2011	$1,529,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

16.	FINANCIAL INSTRUMENTS

a)	Fair Value of Short Term Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long-term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

b)	Long Term Debt and Interest Rate Risk

The Company’s debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

17.	SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company:

The Company received proceeds of $3,000 from the exercise of stock options at a price of $0.60 per share.